UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January, 2014

Commission file number 0-30070

AUDIOCODES LTD.

(Translation of registrant’s name into English)

1 Hayarden Street • Airport City, Lod 7019900• ISRAEL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The following documents are attached hereto and incorporated by reference herein:

Exhibit 1.	Interim Unaudited Condensed Consolidated Financial Statements as of September 30, 2013.

Exhibit 2.	Operating Results and Financial Review in connection the Interim Condensed Consolidated Financial Statements for the nine months ended September 30, 2013.

Exhibit 3.	English Summary of Addendum, dated September 23, 2013, to Lease and Construction Agreement of November 14, 2000, between Airport City Ltd., as landlord and AudioCodes Ltd., as tenant.

The Interim Condensed Consolidated Financial Statements of AudioCodes Ltd. as of September 30, 2013 attached as Exhibit 1, the Operating Results and Financial Review in connection with the Interim Unaudited Condensed Consolidated Financial Statements of AudioCodes Ltd. for the nine months ended September 30, 2013 attached as Exhibit 2, and the English Summary of Addendum, dated September 23, 2013, to Lease and Construction Agreement of November 14, 2000, between Airport City Ltd., as landlord and AudioCodes Ltd., as tenant attached as Exhibit 3 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form S-8, File No. 333-11894; (ii) the Registrant’s Registration Statement on Form S-8, File No. 333-13268; (iii) the Registrant’s Registration Statement on Form S-8, File No. 333-105473; (iv) the Registrant’s Registration Statement on Form S-8, File No. 333-144825; (v) the Registrant’s Registration Statement on Form S-8, File No. 333-160330; (vi) the Registrant’s Registration Statement on Form S-8, File No. 333-170676; (vii) the Registrant’s Registration Statement on Form F-3, File No. 333-172268; and (viii) the Registrant’s Registration Statement on Form S-8, File No. 333-190437.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

	By:	/s/ GUY AVIDAN
Guy Avidan
Chief Financial Officer

Dated: January 6, 2014

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EXHIBIT INDEX

Exhibit No.	Description

1.	Interim Unaudited Condensed Consolidated Financial Statements of AudioCodes Ltd. as of September 30, 2013.

2.	Operating Results and Financial Review in connection with the Interim Condensed Consolidated Financial Statements of AudioCodes Ltd. for the nine months ended September 30, 2013

3.	English Summary of Addendum, dated September 23, 2013, to Lease and Construction Agreement of November 14, 2000, between Airport City Ltd., as landlord and AudioCodes Ltd., as tenant

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